Exhibit (b)(1)(i)

Cover Letter to Offer to Purchase
Merrill Shareholders

SEG Partners Long/Short Equity Fund

If you do not want to sell your shares at this time, please disregard this notice.

This is simply notification of the Fund's tender offer.

April 1, 2026

Dear SEG Partners Long/Short Equity Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by SEG Partners Long/Short Equity Fund (the “Fund”). If you are not interested in having the Fund repurchase some or all of your shares of beneficial interest of the Fund (the "Shares") valued as of June 30, 2026, please disregard this notice and take no action.

The tender offer period will begin on April 1, 2026 and will end at 11:59 p.m., Eastern Time, on April 30, 2026, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares can be redeemed by means of a tender offer only during one of the Fund's announced tender offers. There can be no assurance that the Fund will be able to repurchase all the Shares that you tender even if you tender all the Shares that you own.

Should you wish to tender all or some of your Shares during this tender offer period, please contact your Merrill Investment Professional and request to tender your shares by no later than 11:59 pm Eastern Time on April 30, 2026 (“Merrill Repurchase Request Deadline”) to allow for order processing. Merrill will tender your shares to the Fund on your behalf. Do not submit repurchase requests directly to the Fund or its transfer agent as they will not be honored. If you do not wish to have all or some of your Shares repurchased, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY OF YOUR SHARES REPURCHASED.

The Repurchase Request Deadline will be strictly observed. If Merrill is unable or fails to submit your request to the Fund in a timely manner, or if you fail to communicate your request to tender your Shares to your Investment Professional by the Merrill Repurchase Request Deadline, you will be unable to tender your Shares to the Fund until a subsequent repurchase offer, and your request for that offer would need to be resubmitted.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or contact your Merrill Investment Professional.

Sincerely,

SEG Partners Long/Short Equity Fund

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